January 23, 2007
Filed pursuant to Rule 433
Registration No. 333-139448
Final Term Sheet
EUR 5,000,000,000 4.125% Global Bonds due 2017

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	July 4, 2017

Redemption Amount:	100%

Interest Rate:	4.125% per annum, payable annually in arrears

Date of Pricing:	January 23, 2007

Closing Date:	January 30, 2007

Interest Payment Dates:	July 4 in each year

First Interest Payment Date:	July 4, 2007

Interest Payable on First Payment Date:	EUR 87,585,616.44

Currency of Payments:	EUR to CBF
USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.854%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.704%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt
For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769BZ6

ISIN:	DE000A0MFJX5

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lead Managers:	ABN AMRO Bank N.V.
Deutsche Bank AG, London Branch
HSBC France

Co-Lead Managers:	Barclays Bank PLC
Bayerische Hypo- und Vereinsbank AG
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Dresdner Bank Aktiengesellschaft
DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Goldman Sachs International
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International Limited
Natixis
The Royal Bank of Scotland plc

Stabilization Manager:	Deutsche Bank AG, London Branch
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. (Certain information on the notes is available under the following link:
http://www.sec.gov/Archives/edgar/data/821533/000132693206000411/f01507e424b3.htm.
KfW’s prospectus relating to the notes is available through the following link:
http://www.sec.gov/Archives/edgar/data/821533/000132693206000399/f01500e424b3.htm.)
Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1-800-503-4611.